Exhibit 99.1

                 Origin Agritech Limited Upgraded to
                     Nasdaq Global Select Market

    BEIJING, China--(BUSINESS WIRE)--June 26, 2007--Origin Agritech Limited (NASDAQ: SEED) ("Origin" or "the Company"), a vertically-integrated supplier of hybrid crop seeds in China, today announced this it has qualified for listing on the NASDAQ Global Select Market(sm) as a result of meeting NASDAQ's most stringent listing standards. Origin's common stock was transferred to the NASDAQ Global Select Market at the opening of business on June 26, 2007. Origin's common stock had been listed on the NASDAQ Global Market prior to this upgrade.

    Companies listed on the NASDAQ Global Select Market must meet financial and liquidity requirements that are higher than those of any other market. The tier incorporates NASDAQ's world-class corporate governance standards.

    The Company is honored to have qualified for this top-tier listing. We are currently benefiting from a vertically-integrated business platform that includes one of the most robust hybrid seed portfolios and pipelines in China, the country's largest production capacity, national distribution, a sound financial position, and a rationalizing market. We are hopeful that our inclusion in the NASDAQ Global Select Market will increase Origin's market visibility as we continue to execute on our strategic growth plan to become the largest hybrid seed company in China.

    For additional information about the NASDAQ Global Select Market, please go to: www.nasdaq.com/GlobalSelect.

    About Origin

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently on the market.

    Forward Looking Statements

    This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

    CONTACT: Origin Agritech Limited
             Jeff Wang, 0086-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608